               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


-------------------------------------------------x
BERTHA MANDELBAUM,                               :
                                                 :
                    Plaintiff,                   :
                                                 :
           - against -                           :  C.A. No. 19119NC
JAMES R. ADAMS, LOUIS R. BRILL, ROBERT S.        :
MCCLANE, JOE C. MCKINNEY, JAMIE CHICO PARDO,     :
CHARLES E. FOSTER, ROBERT B. PICKERING,          :
ANDRES VAZQUEZ DEL MERCADO BENSHIMOL,            :
PAUL ROTH, JOHN H. ATTERBURY, III,               :
PRODIGY COMMUNICATIONS CORPORATION and           :
SBC COMMUNICATIONS INC.,                         :
                                                 :
                         Defendants.             :
-------------------------------------------------x



                             CLASS ACTION COMPLAINT

     Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

     1. Plaintiff has been the owner of shares of the common stock of Prodigy Communications Corporation ("Prodigy" or the "Company") since prior to the wrongs herein complained of and continuously to date.

     2. Prodigy is a corporation duly organized and existing under the laws of the State of Delaware. The Company is an Internet Service Provider.

     3. Defendant SBC Communications, Inc. ("SBC") owns or controls 100% of the Class B shares and approximately 42% of the total equity of the Company.

     4. Defendant Charles E. Foster is Chairman, President and Chief Executive Officer of the Company and was appointed to the Board by Prodigy management.

     5. Defendant Robert B. Pickering is a Director of the company designated by SBC and a former officer and director of SBC.

     6. James R. Adams is a director of the Company designated by Prodigy's management and a former officer and/or director of SBC.

     7.   The remaining individual defendants are Directors of the Company.

     8. SBC, as controlling shareholder, and the director defendants stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Prodigy the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.


                            CLASS ACTION ALLEGATIONS

     9. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

     10.  This action is properly maintainable as a class action.

     11. The class is so numerous that joinder of all members is impracticable. There are approximately 70.2 million Class A shares and 51.8 million Class B shares of Prodigy common stock outstanding owned by hundreds, if not thousands, of holders other than SBC and its affiliates.

     12. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether SBC is pursuing a scheme and course of business designed to eliminate the public securities holders of Prodigy in violation of the laws of the State of Delaware in order to enrich SBC at the expense and to the detriment of plaintiff and the other public stockholders who are members of the class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     13. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

     14. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

     15. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS

     16. On September 21, 2001, SBC announced that it had made a proposal to purchase all of the shares of common stock of the Company not held by SBC and its affiliates. Under the proposed transaction, which is structured as a tender offer, the Company's public shareholders would receive $5.45 per share in cash.

     17. The price of $5.45 per share to be paid to class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Prodigy is materially in excess of $5.45 per share, giving due consideration to the prospects for growth and profitability of Prodigy in light of its business, earnings and earnings power, present and future; (b) the $5.45 per share price offers an inadequate premium to the public stockholders of Prodigy; and (c) the $5.45 per share price is not the result of arm's length negotiations but was fixed arbitrarily by SBC to "cap" the market price of Prodigy Stock, as part of a plan for SBC to obtain complete ownership of Prodigy, its assets and businesses at the lowest possible price.

     18. The proposal is an attempt by SBC to unfairly aggrandize SBC at the expense of Prodigy's public stockholders. The proposal will, for inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Prodigy and its valuable assets, while permitting SBC to benefit wrongfully from the transaction.

     19. Given SBC's stock ownership and representation on Prodigy Board and in management, it has unique knowledge of the Company's business and prospects not known to the public stockholders.

     20. Because of SBC's stock ownership and the offices held by SBC personnel, no third party, as a practical matter, is likely to attempt any competing bid for Prodigy.

              21. Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Prodigy's public shareholders.

              22. Plaintiff and the other members of the Class have no adequate remedy at law.

              WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

              (1) declaring this action to be a class action and certifying plaintiff as the Class representative and her counsel as Class counsel;

              (2) enjoining, preliminarily and permanently, the transaction complained of herein;

              (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

              (4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

              (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

     (6) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

                                        ROSENTHAL, MONHAIT, GROSS
                                            & GODDESS, P.A.



                                        By: /s/ Carmella P. Keener
                                            ___________________________
                                            919 N. Market Street
                                            Suite 1401
                                            Mellon Bank Center
                                            Wilmington, Delaware 19801
                                            (302) 656-4433
                                            Attorneys for Plaintiff


OF COUNSEL:


BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, NY 10016
(212) 779-1414